SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number 333-101591
GERDAU AMERISTEEL CORPORATION
4221 W. Boy Scout Blvd., Suite 600
Tampa, Florida 33607
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F   ☐                 Form 40-F   ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXHIBIT LIST
EX-99.1
EX-99.2
EX-99.3

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report for the fiscal year ended December 31, 2008

99.2	Form of Proxy

99.3	Notice of Annual Meeting of Shareholders and Management Proxy Circular

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2009

GERDAU AMERISTEEL CORPORATION
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice-President, General Counsel and Corporate Secretary